FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 11 January 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Fuel surcharge reduction dated 11 January 2007




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  11 January 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Fuel surcharge reduction



LONGHAUL FUEL SURCHARGE REDUCED ON MANY ROUTES

British Airways is to reduce its fuel surcharge on its shorter longhaul routes from tomorrow (Friday January 12, 2007) as a result of a fall in the price of oil.

As a result, the fuel surcharge on tickets sold in the UK for longhaul flights scheduled at under nine hours in duration will be reduced from GBP35 per sector to GBP30 per sector (GBP60 return trip).

The fuel surcharge on longer-range services, will remain at GBP35 per sector (GBP70 return trip) to reflect the higher fuel consumption on these flights.

The shorthaul fuel surcharge will remain unchanged at GBP8 per sector (GBP16 a return trip).

Robert Boyle, British Airways' commercial director, said: "The cost of oil has reduced in recent weeks and therefore we believe that it is right that our customers benefit from lower prices on shorter flights.

"Reducing the fuel surcharge on some of our longhaul flights means that the amount customers pay better reflects the cost of fuel to BA for their specific flight.

"Despite the recent drop in oil price, our fuel costs remain a real burden. It is our second largest cost after employee costs."

The reduced fuel surcharge on certain longhaul flights will apply to tickets issued from Friday January 12, 2007.

British Airways will also reduce its fuel surcharges by equivalent levels in all markets.

ends



January 12, 2007
              004/GJ/06



                               LONGHAUL FUEL SURCHARGE REDUCED ON MANY ROUTES..2



Notes to editors:

History of fuel surcharges on all British Airways' flights booked in the UK since May 2004.

May 13, 2004: Introduced a GBP2.50 per sector surcharge on longhaul and shorthaul. For all flights booked outside the UK the airline introduced a fuel surcharge of USD $4 per sector.

August 11, 2004: Surcharge increased to GBP6 per sector on longhaul. Shorthaul remained at GBP2.50. Outside the UK, the longhaul fuel surcharge increased to USD$10 per sector with shorthaul remaining at USD $4.

October 14, 2004: Surcharge increased from GBP6 to GBP10 per sector on longhaul and from GBP2.50 to GBP4 per sector on shorthaul. Equivalent rises in other markets outside the UK.

March 22, 2005: Surcharge increased from GBP10 to GBP16 per sector on longhaul and from GBP4 to GBP6 per sector on shorthaul. Equivalent rises in other markets outside the UK.

June 27, 2005: Surcharge increased from GBP16 to GBP24 per sector on longhaul and from GBP6 to GBP8 per sector on shorthaul. Equivalent rises in other markets outside the UK.

September 12, 2005: Surcharge increased from GBP24 per sector on longhaul to GBP30 per sector. Shorthaul remained unchanged at GBP8 per sector. Equivalent rises in other markets outside the UK.

April 18, 2006: Surcharge increased from GBP30 per sector on longhaul to GBP35 per sector. Shorthaul remain unchanged at GBP8 per sector. Equivalent rises in other markets outside the UK.

Timings based on planned scheduled times for flights departing the UK.

Flights based on departures from London Heathrow and Gatwick or Manchester unless otherwise stated.





Destinations less than nine hours                  Destinations over nine hours

USA

Atlanta                                            Dallas Fort Worth
Bermuda                                            Houston
Boston                                             Orlando
Baltimore                                          Tampa
Detroit                                            Denver
New York (Newark and JFK)                          Los Angeles
Washington DC                                      Miami
Chicago                                            Phoenix
Philadelphia                                       Seattle
                                                   San Francisco

Canada

Montreal                                           Vancouver
Toronto                                            Calgary

Caribbean and Latin America

Antigua                                            Grenada
Barbados                                           Kingston
                                                   Tobago
                                                   St Lucia
                                                   Buenos Aires
                                                   Grand Cayman
                                                   Port of Spain
                                                   Rio de Janeiro
                                                   Sao Paulo
                                                   Mexico
                                                   Nassau
                                                   Turks and Caicos

Africa

Cairo                                              Cape Town
Abuja                                              Dar es Salaam
Accra                                              Harare
Entebbe                                            Johannesburg
Luanda                                             Lusaka
Lagos                                              Mauritius
Nairobi

Middle East

Abu Dhabi
Bahrain
Doha
Dubai
Kuwait
Muscat
Tel Aviv

South Asia

Bombay                                             Bangalore
Delhi                                              Calcutta
Islamabad                                          Dhaka
                                                   Chennai

Far East and South West Pacific

Singapore-Sydney                                   Bangkok-Sydney
                                                   Hong Kong
                                                   Narita
                                                   Beijing
                                                   Shanghai
                                                   Heathrow-Bangkok
                                                   Heathrow-Singapore
                                                   Heathrow-Sydney